CERTIFICATE OF INCORPORATION OF AMERICAN ENERGY CORPORATION
The undersigned, for the purposes of forming a corporation under and pursuant to the provisions of the General Corporation Law of the State of Delaware, does hereby certify as follows:
ARTICLE I
The name of the Corporation is AMERICAN ENERGY CORPORATION.
ARTICLE II

          The address of the Corporation's registered office in the State of Delaware is 1100 North Market Street, in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is Financial Services (Delaware), Inc.

ARTICLE III
The nature of the business or purposes to be conducted or promoted is:
To engage in any business approved by the Board of Directors for which corporations may be organized under the General Corporation Law of the State of Delaware.
ARTICLE IV

          The Corporation shall have authority to issue one thousand (1,000) shares of capital stock all of which shall be shares of Common Stock, with a par value of $1.00 per share. All shares of Common Stock shall be of the same class and carry the same rights and privileges.

ARTICLE V
The name and mailing address of the incorporator is as follows:
Name William Dana Shapiro	Address 1020 19th Street, N.W. Suite 800 Washington, D.C. 20036
ARTICLE VI
Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.
ARTICLE VII
The Corporation is to have perpetual existence.
ARTICLE VIII

          Meetings of stockholders may be held within or without the State of Delaware. The books of the Corporation may be kept (subject to any provisions contained in the Delaware statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

ARTICLE IX

          In furtherance and not in limitation of the power conferred upon the Board of Directors by law, the Board of Directors shall have power to adopt, amend, alter and repeal from time to time the By-Laws of the Corporation.

ARTICLE X

          The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

          No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

ARTICLE XII

          The Corporation may indemnify and advance expenses to each director and each officer and any employee or agent of the Corporation and their respective heirs, administrators and executors, against all liabilities and expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer, employee or agent of the Corporation, to the full extent permitted by the laws of the State of Delaware now existing or as such laws may hereafter be amended.

IN WITNESS WHEREOF, I have hereunto set my hand this 4th day of February, 1988.
/s/ WILLIAM DANA SHAPIRO Incorporator
In the Presence of: /s/ DAVID R. OLIVER,JR.